May 4, 2007

Michael L. Weiner
Chief Executive Officer
Biophan Technologies, Inc.
150 Lucius Gordon Drive, Suite 215
West Henrietta, New York 14586

      Re: Biophan Technologies, Inc.
              Registration Statement on Form S-1
              File No. 333-138632
              Letter Dated April 27, 2007

Dear Mr. Weiner:

We have limited our review of your submission to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In your disclosure proposed in response to prior comment 1, please clarify that the risk arises from whether the forbearance agreement indicates that a private transaction was not complete before you filed your registration statement – not whether the forbearance is found to be an "independent" transaction. Also, if true, clarify that the "valid exemption" you mention is an exemption from registration of the transaction under the Securities Act. Thus, the "transactions emanating" from that lack of registration appear to be those that subject you to the risk you mention in the last sentence of the proposed disclosure. That risk appears to involve potential claims by investors other than merely those who are a party to the forbearance.

2. We note your response to prior comment 2; however, that comment was not based on the size of the offering. Instead, our concern is based on the conduct of the parties that makes it

appear that the parties are treating the transaction as a primary stock offering rather than treating it as a completed debt obligation of the issuer. For example, we note that the parties have agreed to waive the principal payment obligations under the note because the resale registration statement was not yet effective. We also note that the issuer can elect to repay the principal of the note using its stock. It appears that the parties are treating the transaction in substance as a primary distribution through the selling stockholders by which the issuer periodically issues the selling stockholders a number of shares based on the market price at the time of each periodic issuance or returns the prepayment (with interest) for any of the periodic issuances if the issuer elects not to issue the shares. Therefore, we reissue prior comment 2.

* * * * * * *

Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Gregory Sichenzia – Sichenzia Ross Friedman Ference LLP